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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	April 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
IMPLANTABLE VISION, INC.

Full Name of Registrant
BAYMARK TECHNOLOGIES, INC.

Former Name if Applicable
2030 47th Street, Second Floor

Address of Principal Executive Office (Street and Number)
Astoria, New York 11105

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The preparation of our Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 2007 will be delayed due the fact that we encountered delays in the preparation of the financial statements and related notes to be contained in the Form 10-QSB.
As a result of the foregoing, our Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 2007 could not be completed by the required filing date without unreasonable cost and effort, but will be completed and filed on or before June 19, 2007.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Eric M. Hellige	(212)	421-4100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Yes ☑ No ☐

We anticipate a significant change in our results of operations for the fiscal quarter ended April 30, 2007 as compared to the fiscal quarter ended April 30, 2006 for the reasons described below.
As previously reported in our Current Report on Form 8-K, dated December 19, 2005 and filed with the Commission on December 21, 2005, we acquired, through our wholly-owned subsidiary BT Acquisitions, Inc., all of the outstanding equity interests of JIGJIG, LLC, a privately-held limited liability company. We anticipate a significant change in our results of operations for the quarter ended April 30, 2007 as compared to the quarter ended April 30, 2006 primarily due to the additional expenses that we incurred in the quarter ended April 30, 2007 in connection with the operation of the business that we acquired from JIGJIG, and the additional amounts that we have expended on our research and development activities.
Total operating expenses increased from $320,401 to approximately $398,864 for the quarters ended April 30, 2006 and 2007, respectively. The increase in these expenses was primarily a result of additional compensation expenses, research and development expenses, and general and administrative expenses arising in connection with the operation of the business that we acquired from JIGJIG, and expenses arising from our acquisition of certain intellectual property assets of CIBA Vision AG in June 2006. The acquisition of these intellectual property assets was previously reported in our Current Report on Form 8-K, dated June 23, 2006 and filed with the Commission on June 26, 2006, which Current Report was amended by that certain Current Report on Form 8-K filed with the Commission on June 27, 2006. As a result of these expense increases, we incurred a net loss of approximately $404,848 for the quarter ended April 30, 2007 as compared to a net loss of $320,371 for the quarter ended April 30, 2006.

IMPLANTABLE VISION, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 14, 2007	By	/s/ William Rozakis

William Rozakis
Secretary and CFO